EXHIBIT 12
SOUTHERN NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Six Months Ended
	Year Ended December 31,					June 30,
	2006	2005	2004	2003	2002	2007	2006
			(In millions, except ratio)
Earnings
Pre-tax income from continuing operations	$263	$248	$243	$212	$217	$163	$128
Adjusted for:
Income from equity investees	(78)	(80)	(78)	(55)	(55)	(51)	(36)

Pre-tax income from continuing operations before income from equity investees	185	168	165	157	162	112	92
Fixed charges	98	99	98	91	60	47	48
Distributed income of equity investees	80	125	70	1	—	76	31
Capitalized interest	(3)	(5)	(3)	(3)	(2)	(3)	(1)

Total earnings available for fixed charges	$360	$387	$330	$246	$220	$232	$170

Fixed charges
Interest and debt costs	$97	$98	$97	$90	$59	$46	$48
Interest component of rent	1	1	1	1	1	1	—

Total fixed charges	$98	$99	$98	$91	$60	$47	$48

Ratio of earnings to fixed charges	3.67x	3.91x	3.37x	2.70x	3.67x	4.94x	3.54x
     For purposes of this computation, earnings represents income from continuing operations before income taxes, interest expense, amortization of debt costs, and that portion of rental expense which represents an interest factor, and adjustment to equity earnings to reflect actual distributions from equity investments. Fixed charges means that sum of interest costs, amortization of debt costs and that portion of rental expense which represents an interest factor.